

07003971

SECU... ...SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47369

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Peter J. Solomon Securities Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Avenue, 29th Floor
(No. and Street)

New York, NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Howard Spindel 212 509-7800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berenson LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street, New York, NY 10020
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2007 WASH, D.C. 155

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2007 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard Spindel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Peter J. Solomon Securities Company, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal
Title

Notary Public

CARL GOODMAN
Notary Public, State of New York
No. 01GO9821038
Qualified in Rockland County
Commission Expires March 30, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Independent Auditors' Supplementary Report on Internal Control Required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PETER J. SOLOMON SECURITIES COMPANY, LLC

TABLE OF CONTENTS

YEAR ENDED DECEMBER 31, 2006



INDEPENDENT AUDITORS' REPORT

Member
Peter J. Solomon Securities
Company, LLC
New York, NY

We have audited the accompanying statement of financial condition of Peter J. Solomon Securities Company, LLC as of December 31, 2006 and the related statements of income, changes in stockholders'/members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peter J. Solomon Securities Company, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 through 12, inclusive, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berenson LLP

New York, NY
February 20, 2007

PETER J. SOLOMON SECURITIES
COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$174,786

LIABILITIES AND MEMBER'S EQUITY

Member's equity	$174,786

The accompanying notes are an integral part of the financial statements.

PETER J. SOLOMON SECURITIES
COMPANY, LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2006

Revenues:	
Fees	$5,717,834
Interest and dividends	6,701
	5,724,535
Expenses:	
Professional fees	5,665,074
Administrative fees	33,000
Filing and registration fees	11,702
Miscellaneous	209
	5,709,985
Income before provision for income taxes	14,550
Recovery of income taxes	(1,724)
Net income	$ 16,274

The accompanying notes are an integral part of the financial statements.

PETER J. SOLOMON SECURITIES
COMPANY, LLC

STATEMENT OF CHANGES IN STOCKHOLDERS'/MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2006

	Total	Class A common stock	Class B common stock	Additional paid-in capital	Accumulated deficit/ member's equity
December 31, 2005	$158,512	$ 10	$ 4	$159,078	$ (580)
Conversion from Corporation to LLC	-	(10)	(4)	(159,078)	159,092
Net income	16,274	-	-	-	16,274
December 31, 2006	$174,786	$ -	$-	$ -	$174,786

The accompanying notes are an integral part of the financial statements.

PETER J. SOLOMON SECURITIES COMPANY, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:	
Net income	$ 16,274
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets (increase) decrease:	
Accrued expenses	(7,984)
Net cash provided by operating activities	8,290
Increase in cash and cash equivalents	8,290
Cash and cash equivalents, beginning of year	166,496
Cash and cash equivalents, end of year	$174,786
Supplemental disclosure of cash flow information:	
Cash paid/received during the year for:	
Income taxes	$ 600
Income tax refund	$ (2,324)
Supplemental disclosure of noncash investing and financing information:	
Conversion from Corporation to LLC	$159,092

The accompanying notes are an integral part of the financial statements.

PETER J. SOLOMON SECURITIES
COMPANY, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

1. Organization and business:

Effective September 30, 2006, the Peter J. Solomon Securities Company Limited contributed its assets and liabilities into a wholly-owned subsidiary named Peter J. Solomon Securities Company, LLC. Simultaneous with this transaction, the following occurred: Peter J. Solomon Securities Company Limited was merged into an affiliated entity named Peter J. Solomon Company Limited. Peter J. Solomon Company Limited sold its new wholly-owned subsidiary to another affiliated entity for an agreed upon amount which represented its book value. The financial operations for the year ended December 31, 2006, includes the broker dealer activity of both, Peter J. Solomon Securities Company Limited through September 30, 2006 and Peter J. Solomon Securities Company, LLC, thereafter.

The Company is a Limited Liability Company organized and existing under the laws of the State of Delaware.

The Company is located in New York City and is engaged in providing services in connection with financing transactions, including public offerings and private placements of debt and equity securities. The Company is a member of the National Association of Securities Dealers (NASD).

2. Significant accounting policies:

a. Income taxes:

The Company, with the consent of its stockholders, had elected to be taxed as an S Corporation under the Internal Revenue Code, which provided that in lieu of federal corporate income taxes the stockholders were taxed individually on the Company's taxable income. Therefore, no provision or liability for federal income taxes is reflected in these financial statements. New York State has a minimum franchise tax on S Corporations. In addition to these state taxes, local taxes have also been included in the financial statements for the nine months ended September 30, 2006.

As a single-member limited liability company, the Company is treated as a disregarded entity for tax purposes beginning October 1, 2006. Accordingly, no taxes are provided for that period in the accompanying financial statements.

PETER J. SOLOMON SECURITIES
COMPANY, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

2. Significant accounting policies: (Continued)

b. Cash and cash equivalents:

The Company maintains its cash account in a major commercial bank. The Company's cash equivalents consist of money market instruments maintained at a New York Stock Exchange brokerage firm. Though these assets represent a concentration of credit risk, the Company does not have any reason to believe that it will suffer any loss as a result of such concentration.

The Company considers all short-term investments with an original maturity of three months or less or other investment grade securities whose interest rate resets in less than three months to be cash equivalents.

c. Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related party transactions:

a. Professional fees:

Included in professional fees for the year ended December 31, 2006 is $5,652,824 charged by its member.

b. Administrative fees:

Administrative fees for the year ended December 31, 2006 is $33,000 charged by its member.

PETER J. SOLOMON SECURITIES
COMPANY, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

4. Net capital requirements:

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission's Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2006, the Company had net capital of $171,972 which exceeded requirements by $71,972.

5. Major customers:

For the year ended December 31, 2006, two customers accounted for all of the Company's fees.

PETER J. SOLOMON SECURITIES
COMPANY, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2006

Member's equity	$174,786
Net capital before haircuts on securities positions	
Haircuts on money funds and investments	2,814
Net capital	171,972
Minimum net capital requirement – greater of 6-2/3% of aggregate indebtedness or $100,000	100,000
Net capital in excess of requirement	$ 71,972
Total aggregate indebtedness	-
Ratio of aggregate indebtedness to net capital	0

PETER J. SOLOMON SECURITIES
COMPANY, LLC

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2006

The Company is exempt from rule 15c3-3 under subparagraph (k)(2)(i).

PETER J. SOLOMON SECURITIES
COMPANY, LLC

RECONCILIATION OF THE AUDITED COMPUTATION OF NET CAPITAL AND FOCUS REPORT - PART IIA PURSUANT TO RULE 17a-5

DECEMBER 31, 2006

There is no difference between the audited computation of Net Capital and the corresponding Focus Report - Part IIA.

PETER J. SOLOMON SECURITIES COMPANY, LLC

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

DECEMBER 31, 2006

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Member
Peter J. Solomon Securities Company, LLC

In planning and performing our audit of the financial statements of Peter J. Solomon Securities Company, LLC as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control, over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included test of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial date reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berenson LLP

New York, NY
February 20, 2007


END